UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                  PHP Healthcare Corporation
                  __________________________
                        (Name of Company)

                 Common Stock, $.01 par value
                 ____________________________
                 (Title of Class of Securities)

                           693344103
                         ______________
                         (CUSIP Number)

                         Jack M. Mazur
             President and Chief Executive Officer
                  PHP Healthcare Corporation
                   11440 Commerce Park Drive
                       Reston, VA  20191
                        (703) 758-3600
    ______________________________________________________
           (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

                           Copies to:

                     Andrew P. Varney, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
            1001 Pennsylvania Avenue, N.W., Suite 800
                  Washington, D.C.  20004-2505
                         (202) 639-7032

                        November 19, 1997
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of  240.13d-
1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See  240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693344103
Schedule 13D

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY):

     Jack M. Mazur and Lynn Mazur
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS):

(a)  [  ]           (b)  [x]

3
SEC USE ONLY:

4
SOURCE OF FUNDS (SEE INSTRUCTIONS):   OO

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  [ ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:      1,269,356 (See Item 5 Below)
8   SHARED VOTING POWER       -0-
9   SOLE DISPOSITIVE POWER  1,269,356 (See Item 5 Below)
10 SHARED DISPOSITIVE POWER   -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     1,269,356 (See Item 5 Below)

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS):  [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11):

     Approximately 10.9% of the shares outstanding as of June 1, 1998

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

                          Page 2 of 6 Pages

CUSIP No. 693344103
Schedule 13D

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY):

     VACHR, Inc.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS):

(a)  [  ]           (b)  [x]

3
SEC USE ONLY:

4
SOURCE OF FUNDS (SEE INSTRUCTIONS):   OO

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:     512,014 (See Item 5 Below)
8   SHARED VOTING POWER      -0-
9   SOLE DISPOSITIVE POWER 512,014 (See Item 5 Below)
10 SHARED DISPOSITIVE POWER  -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     512,014 (See Item 5 Below)

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS):  [ ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11):

     Approximately 4.7% of the shares outstanding as of June 1, 1998

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     CO

                          Page 3 of 6 Pages

     This Amendment No. 2 to Schedule 13D (the "Statement") amends and restates the Schedule 13D filed by the Reporting
Persons (as defined below) on October 7, 1994 and amended October
9, 1996.

Item 1.  Security and Company

     This Statement relates to the common stock, par value $.01 per share, of PHP Healthcare Corporation, a Delaware corporation
(the "Company"), whose principal executive offices are located at 11440 Commerce Park Drive, Reston, Virginia 20191.

Item 2.  Identity and Background

     This Statement is being filed by Jack M. Mazur, Lynn Mazur,
and VACHR, Inc.   Jack M. Mazur and Lynn Mazur are husband and
wife. VACHR, Inc. is a Virginia corporation wholly owned by Lynn Mazur (each a "Reporting Person" and collectively the "Reporting Persons"). Mr. Mazur is the President and a director of the Company. The principal business address of Mr. and Mrs. Mazur is 11440 Commerce Park Drive, Reston, Virginia 20191. Mr. and Mrs. Mazur are citizens of the United States.

     During the last five years, none of the Reporting Persons
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     N/A

Item 4.  Purpose of Transaction

     The shares of Common Stock and options described in Item 5 below were acquired for investment. Mr. Mazur has been an executive officer and director of the Company since 1976. Although the Company from time to time may consider proposals for extraordinary transactions, such as a merger or sale of its assets, none of the Reporting Persons has current plans or proposals which relate to or would result in any transactions, change or event specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

     Each of the Reporting Persons reserves the right to purchase additional shares of Common Stock, although they have no present intention, understanding or commitment to purchase any additional shares, either separately or jointly, except that Mr. Mazur may continue to receive shares of Common Stock or options to acquire shares of Common Stock as a component of his compensation as an executive officer and director of the Company.


Item 5.  Interest in Securities of the Company

     Jack M. Mazur beneficially owns 727,342 shares of Common Stock (which includes 720,000 shares issuable upon the exercise of stock options, but does not include the shares owned by VACHR, Inc., described below, or 30,000 shares owned by J&J Investment Partnership, a partnership wholly owned by certain family members of Jack M. Mazur). These shares represent approximately 6.3% of the outstanding Common Stock of the Company, based upon 10,911,720 shares outstanding on June 1, 1998. Jack M. Mazur has sole voting and dispositive power with respect to such shares. The filing of this statement by Jack M. Mazur shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities owned by Lynn Mazur, VACHR, Inc. or J&J Investment Partnership.

     Lynn Mazur, through VACHR, Inc., owns 512,014 shares of
Common Stock, which represent approximately 4.7% of the outstanding Common Stock of the Company, based upon 10,911,720 shares

                        Page 4 of 6 Pages
outstanding on June 1, 1998. VACHR, Inc. has sole voting and dispositive power with respect to such shares. The filing of this statement by Lynn Mazur and VACHR, Inc. shall not be construed as an admission that Lynn Mazur or VACHR, Inc. is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of any of the securities owned by Jack M. Mazur or J&J Investment Partnership.

     In the aggregate, Jack M. Mazur and Lynn Mazur (through VACHR, Inc.) beneficially own 1,269,356 shares of Common Stock, which represent approximately 10.9% of the outstanding Common Stock of the Company, based upon 10,911,720 shares outstanding on June 1, 1998.

     There have been no transactions by any of the Reporting Persons in shares of Common Stock during the past 60 days. On June 10, 1997, options to purchase 166,667 shares of Common Stock previously granted to Mr. Mazur became exercisable. On November 19, 1997, options to purchase 73,333 shares of Common Stock previously granted to Mr. Mazur became exercisable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

     Except as set forth below, none of the Reporting Persons has any contract, arrangement, understanding or relationship relating to the shares of Common Stock.

     The shares of Common Stock owned by Mr. Mazur are pledged to the Company as security for certain loans by the Company to Mr.
Mazur pursuant to the Company's Executive Loan Program.

Item 7.  Material to Be Filed as Exhibits

     N/A











                        Page 5 of 6 Pages

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 3, 1998             /s/ Jack M. Mazur
                                 __________________
                                 JACK M. MAZUR


Dated:  June 3, 1998             /s/ Lynn Mazur
                                 __________________
                                 LYNN MAZUR


Dated:  June 3, 1998             VACHR, INC.


                                 By:    /s/ Lynn Mazur
                                      __________________
                                 Name:  Lynn Mazur
                                 Title:  President






















                        Page 6 of 6 Pages